

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2019

Bret C. Griess
Chief Executive Officer
CSG Systems International, Inc.
6175 S. Willow Drive, 10th Floor
Greenwood Village, Colorado 80111

Re: CSG Systems International, Inc.
Form 10-Q for the Quarterly Period Ended March 31, 2019
Exhibit Nos. 10.22AK, 10.22AL, 10.22AM, 10.26S
Filed May 3, 2019
File No. 000-27512

Dear Mr. Griess:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance

cc: Gregory Canon, CSG Systems International, Inc.